UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02017714

NO ACT
P.E 12-18-01
1-09047

February 8, 2002

James A. McDaniel
Choate, Hall & Stewart
Exchange Place
53 State Street
Boston, MA 02109-2804

Act	1934
Section	
Rule	14A-8
Public Availability	2/8/2002

Re: Independent Bank Corp.
Incoming letter dated December 18, 2001

Dear Mr. McDaniel:

This is in response to your letter dated December 18, 2001 concerning the shareholder proposal submitted to Independent Bank by Mr. William J. Spence. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mr. William J. Spence
14 Amber Road
Hingham, MA 02043

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

CHOATE, HALL & STEWART
A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
EXCHANGE PLACE
53 STATE STREET
BOSTON, MASSACHUSETTS 02109-2804
TELEPHONE (617) 248-5000 • FAX (617) 248-4000
WWW.CHOATE.COM

December 18, 2001

BY ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Independent Bank Corp.

Ladies and Gentlemen:

This letter is submitted on behalf of Independent Bank Corp. (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"). This letter gives notice that the Company intends to omit from its proxy statement and form of proxy for its 2002 Annual Meeting of Stockholders (the "*2002 Proxy Materials*"), a shareholder proposal, dated November 2, 2001 and submitted by Mr. William J. Spence to Linda M. Campion as Clerk of the Company, nominating his daughter, Kerry Lee Spence, for election to serve a three-year term as a Director of the Company (the "*Proposal*"). The Company intends to circulate its 2002 Proxy Materials more than eighty days after the date of this letter. Concurrent with the filing of this letter with the Securities and Exchange Commission (the "*Commission*"), the Company is advising Mr. Spence of its intention to omit the Proposal from the Company's 2002 Proxy Materials. A copy of the November 2, 2001 letter from Mr. Spence containing the Proposal is attached as Appendix A, a subsequent letter from Mr. Spence dated November 15, 2001 is attached as Appendix B, and a letter from the undersigned to Mr. Spence dated the date hereof is attached as Appendix C.

In accordance with Rule 14a-8 of the Exchange Act, the Company respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "*Staff*") that no enforcement action will be recommended if the Company omits the Proposal from its 2002 Proxy Materials.

The Proposal

William J. Spence is a Director of the Company who will be retiring in 2002 upon attaining the age of 72. In a letter dated November 2, 2001 and addressed to Linda M. Campion, Clerk of the Company, Mr. Spence set forth the Proposal as follows:

> Pursuant to Article IX of the Notice of Annual Meeting held on April 12, 2001, I hereby submit a Stockholder Proposal to be included in the Company's proxy material for the 2002 Annual Meeting of Independent Bank Corp.
>
> My proposal is as follows:
> Kerry Lee Spence shall be elected to a three-year term as a Director of Independent Bank Corp. at the 2002 Annual Meeting of the Independent Bank Corp.

The balance of Mr. Spence's letter of November 2, 2001 provided (i) background information about the nominee, who is Mr. Spence's daughter, and about Mr. Spence as called for under a provision of the Company's By-laws which allows shareholders to nominate candidates for election to the Board of Directors and (ii) statements in support of the nominee.

Reasons for Omission

As noted above, William J. Spence currently serves as a Director of the Company. During the past two years, Mr. Spence has twice proposed that his daughter, Kerry Lee Spence, be elected to a three-year term as a Director of the Company. The Board of Directors, however, has declined to nominate her. On November 2, 2001, Mr. Spence sent a letter to the Clerk of the Company seeking to nominate his daughter for election to the Board of Directors under Article Third, Section 3(b) of the Company's By-laws which allows shareholders of the Company to nominate candidates for election to the Board. In addition to nominating his daughter, Mr. Spence's Proposal seeks to have the nomination included in the Company's 2002 Proxy Materials, even though the Company's By-laws do not give a nominating shareholder the right to have his or her nomination included in the Company's proxy materials. All of the members of the Board of Directors, except for Mr. Spence, have voted to oppose the Proposal.

The Company does not raise in this letter any issues with respect to Mr. Spence's compliance with the nomination procedures set forth in the Company's By-Laws. Rather, the Company has based its decision to exclude the Proposal from the 2002 Proxy Materials on Rule 14a-8(i)(8) of the Exchange Act, which states that a company may exclude a stockholder proposal from its proxy materials if "the proposal relates to an election for membership on the company's board of directors or analogous governing body." The only subject matter of the Proposal is the nomination of a specific individual, Kerry Lee Spence, for election to a three-year term on the Company's Board of Directors. On its face, the Proposal falls squarely within the language of Rule 14a-8(i)(8).

The Staff has consistently taken the position that proposals similar to the Proposal may be excluded under Rule 14a-8(i)(8) and its predecessor, Rule 14a-8(c)(8). In Bull & Bear U.S. Government Securities Fund, Inc. (July 16, 1998), the Staff considered former Rule 14a-8(c)(8) with respect to the omission by the company of a stockholder proposal nominating a specific individual for election to the company's board of directors. In agreeing not to recommend enforcement action to the Commission, the Staff commented that:

> the Commission adopted this exclusion related to elections because it was of the view that the shareholder proposal process was not the proper means for conducting election contests, since other sections of the proxy rules . . . were specifically designed to regulate the conduct of election contests.

Similar conclusions were reached in Global TeleSystems, Inc. (May 29, 2001), Netcurrents, Inc. (April 16, 2001), The York Group, Inc. (February 7, 2001), Westmark Group Holdings, Inc. (April 17, 2000), Baldor Electric Company (December 30, 1999) and Datron Systems Incorporated (March 29, 1999).

It is important to note that the Proposal not only seeks to nominate a specific individual for election to the Company's Board of Directors, it is specifically characterized by Mr. Spence as "a Stockholder Proposal to be included in the Company's proxy material for the 2002 Annual Meeting of Independent Bank Corp." As noted above, the Company's By-laws do not provide for inclusion of such a nomination in the Company's proxy materials, nor would such a by-law provision be consistent with the Commission's proxy rules (*see* United Road Services, Inc. (March 10, 2000)). Regardless of what the Company's By-laws provide, however, the Proposal clearly relates to the election of the specified individual to the Company's Board of Directors. We believe that Rule 14a-8(i)(8) addresses this issue exactly. Accordingly, we believe that Rule 14a-8(i)(8), and each of the no-action letters cited above, permit the Company to exclude the Proposal from its 2001 Proxy Materials.

The Proposal expresses Mr. Spence's intention to attempt have his daughter, Kerry Lee Spence, elected to serve a three-year term as a Director of the Company at the upcoming annual shareholders meeting.. As the entire Board of Directors, except for Mr. Spence, opposes the nomination of Kerry Lee Spence, the Company may wish to solicit proxies in opposition to her election. Accordingly, the Company reserves the right to refer to and solicit proxies in opposition to the nomination of Kerry Lee Spence in its 2002 Proxy Materials.

Request

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Proposal is omitted from the Company's 2002 Proxy Materials.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 617-248-5280. Please acknowledge receipt of this letter and appendices by sending a reply to the e-mail to which this letter is attached. Thank you for your attention to this request.

Very truly yours,

/s/ James A. McDaniel

James A. McDaniel

Attachments
cc: Mr. William J. Spence
Edward H. Seksay, Esq.

3345889.2

APPENDIX A

November 2, 2001

Linda M. Campion
Clerk
Independent Bank Corp.
Parent of Rockland Trust Company
288 Union Street
Rockland, MA 02370

Dear Linda:

Pursuant to Article IX of the Notice of Annual Meeting held on April 12, 2001, I hereby submit a Stockholder Proposal to be included in the Company's proxy material for the 2002 Annual Meeting of Independent Bank Corp.

My proposal is as follows:

Kerry Lee Spence shall be elected to a three-year term as a Director of Independent Bank Corp. at the 2002 Annual Meeting of the Independent Bank Corp.

The following information is submitted as required by Section 3B of Article Third of the by-laws of Independent Bank Corp.

A. Kerry Lee Spence, Age 39

(i) Business Address:
c/o Mass Bay Lines
60 Rowes Wharf
Boston, MA 02110

Home Address:
31 Monument Square
Charlestown, MA 02129

(ii) Principal Occupation
Chief Financial Officer
Mass Bay Lines
60 Rowes Wharf
Boston, MA 02110

(iii) 1,783 shares of Independent Bank Corp. common stock are beneficially owned by Kerry Lee Spence

(iv) William J. Spence is Kerry Lee Spence's father. Mr. William J. Spence has been a director of Rockland Trust Co. since 1966 and a director of Independent Bank Corp. since 1986. William J. Spence will become 72 years of age on May 4, 2002. Article III A of the by laws of Rockland Trust Co. states:

> "Any person who is a member of the Board of Directors as of his 72nd birthday shall automatically, without further action of the company, become an Honorary Director and his office as a member of the Board of Directors shall thereupon be deemed to be vacant."

My proposal for a full term as a Director of Independent Bank Corp. for my daughter Kerry Lee Spence would accomplish many things. Her addition to the board would bring:

YOUTH (at this time the youngest director is 50 years of age),

DIVERSITY (she would be the only female member),

KNOWLEDGE OF BANKING LAW AND REGULATION (she worked as a Bank Examiner for the Federal Reserve System, in Miami Florida for three years, and during that time she became a commissioned examiner)

SMALL BUSINESS EXPERIENCE (her present employment as Chief Financial Officer of Mass Bay Lines gives her familiarity with the banking needs of a small business which is a major area of concentration for the customer base of Rockland Trust Co. – A Community Bank.

KNOWLEDGE OF ROCKLAND TRUST CO. (Upon graduating from Holy Cross College with a B.A. in 1985, Kerry joined the Management Training Program at Rockland Trust Company and progressed through the following jobs:

Teller

Customer Service Representative

Collector

Bookkeeping and Proof

Assistant Branch Manager

Branch Manager

Retail Loan Officer

Commercial Loan Officer

After five years at Rockland Trust, Kerry left the bank to pursue a M.B.A. She received her M.B.A. from Barry University, Miami, FL, in 1992. She accepted a position with the Miami Branch of the Federal Reserve Bank of Atlanta in the department of Supervision and Regulation. She received extensive training in the following areas:

Safety and Soundness

Regulatory Compliance

Anti Money Laundering

Bank Secrecy Act

She became a commissioned examiner and was an examiner in charge, conducting examinations in Miami, Florida. After three years with the Federal Reserve Bank she accepted a position as a Vice President and Regional Compliance Officer for Coutts & Co., a British private bank, at their West Coast Regional Operations Center. In 1997, this operations center was closed and Kerry was offered a job in Singapore, Kerry opted to move to Massachusetts and work at Mass Bay Lines. Kerry is a director of the International Marine Transit Association (ferry boat operators around the world). She is a long time member and director of the Hyannisport Club, Hyannisport, MA, and a member of the club's admission committee.

My grandfather, James W. Spence was the first President of the Rockland Trust Company, when it was founded in 1907. My brother John served many years as Chairman of the Board and/or President of Rockland Trust Co and Independent Bank Corp. My brother Bob was a director and a member of the executive committee until 2000. I am the youngest of the three Spence brothers and I leave the board on my 72nd birthday, May 4, 2002. Kerry Lee Spence is uniquely qualified by education, experience, and banking knowledge to be elected to the Board of Directors.

B. (i) William J. Spence, 71
14 Amber Road
Hingham, MA 02043

(ii) Beneficial ownership of 199,957 shares of common stock of Independent Bank Corp.

(iii) I will appear in person at the meeting to nominate Kerry Lee Spence.

(iv) I am qualified to nominate Kerry Lee Spence and am acting individually and not in consent with any other individual or group.

(v) There are no arrangements or understanding between William J. Spence and Kerry Lee Spence.

Submitted By:

William J. Spence
Stockholder

November 2, 2001

Linda M. Campion
Clerk
Independent Bank Corp.
Parent of Rockland Trust Company
288 Union Street
Rockland, MA 02370

Dear Linda:

I hereby consent to serve as a Director of Rockland Trust Company and/or Independent Bank Corporation. I also consent to provide any necessary information requested by the Bank, and to take all steps necessary to qualify as a Director.

Sincerely,

Kerry L. Spence

<u>APPENDIX B</u>

November 15, 2001

Edward H. Seksay, Esq.
General Counsel
Independent Bank Corp.
288 Union Street
Rockland, MA 02370

RE: My November 2, 2001 Shareholder Proposal

Dear Ed:

This will confirm some of the highlights of our conversation after the close of the Board of Directors Meeting on Thursday, November 8, 2001.

1.) I am not withdrawing my stockholders proposal;
2.) You will write to me in 2 or 3 weeks outlining any steps (and the required time frame) I need to complete for the bank concerning this matter; and
3.) We will work mutually so that I will have adequate time to prepare the material I want included in the proxy statement sent to shareholders by the bank prior to the 2002 annual meeting.

If you have any questions please call me at:

Business: [omitted]
Home: [omitted]

Sincerely,

William J. Spence
Shareholder

APPENDIX C

CHOATE, HALL & STEWART

A PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

EXCHANGE PLACE

53 STATE STREET

BOSTON, MASSACHUSETTS 02109-2804

TELEPHONE (617) 248-5000 • FAX (617) 248-4000

WWW.CHOATE.COM

December 18, 2001

BY OVERNIGHT DELIVERY

PERSONAL AND CONFIDENTIAL

Mr. William J. Spence
14 Amber Road
Hingham, Massachusetts 02043

Re: Independent Bank Corp.

Dear Mr. Spence:

Our firm has been retained by Independent Bank Corp. (the "Company") to advise it in connection with the shareholder proposal dated November 2, 2001 which you submitted to Linda M. Campion as Clerk of the Company nominating Kerry Lee Spence for election to serve a three-year term as a Director of the Company (the "Proposal"). The Proposal and your letter to Edward H. Seksay of November 15, 2001 have been forwarded to us.

With respect to your request that the Proposal be included in the Company's proxy material for the 2002 Annual Meeting, we have reviewed the applicable rules of the Securities and Exchange Commission (the "SEC") and have concluded that the Proposal is properly excludable from the Company's Proxy Material. Specifically, Rule 14a-8(i)(8) provides that the Company may exclude from its proxy material a shareholder proposal that "relates to an election for membership on the company's board of directors or analogous governing body". 12 CFR § 240.14a-8(i)(8)). The SEC staff has confirmed this position in many no-action letters, noting that "the shareholder proposal process was not the proper means for conducting election contests". *Bull & Bear U.S. Government Securities Fund, Inc.* (July 16, 1998). The SEC's proxy rules contemplate, instead, that separate proxy materials be prepared by the proponent of the nomination and filed with the SEC and that the proponent conduct a separate solicitation, at his expense, for proxies in favor of his candidate.

The Company has directed us to seek a similar no-action letter from the SEC's staff with respect to excluding the Proposal from the Company's proxy materials for its 2002 Annual Meeting. Enclosed please find a copy of that letter, which we are sending to the SEC today.

The rules applicable to shareholder proposals are complicated and the rules governing proxy contests are even more so. We therefore recommend that, if you have not already done so, you should retain qualified counsel to advise you on this matter.

Very truly yours,

James A. McDaniel

cc: Edward H. Seksay, Esq.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 8, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Independent Bank Corp.
Incoming letter dated December 18, 2001

The proposal nominates an individual for membership on Independent Bank's board of directors.

There appears to be some basis for your view that Independent Bank may exclude the proposal under rule 14a-8(i)(8) as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if Independent Bank omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor